22 March 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16 F of Form 20-F dated 22 March 2013, of Statoil ASA and are in agreement with the statements contained in the second, third and fifth paragraphs under the heading "Item 16 F: Change in Registrant's Certifying Accountant" of section 7.11 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young AS